UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31379 / December 16, 2014

In the Matter of	:
	:
TPG SPECIALTY LENDING, INC.	:
TSL ADVISERS, LLC	:
TPG OPPORTUNITIES PARTNERS II (A), L.P.	:
TPG OPPORTUNITIES PARTNERS II (B), L.P	:
TPG OPPORTUNITIES PARTNERS II (C), L.P.	:
TPG OPPORTUNITIES PARTNERS III (A), L.P.	:
TPG OPPORTUNITIES PARTNERS III (B), L.P.	:
TPG OPPORTUNITIES PARTNERS III (C), L.P.	:
SUPER TAO MA, L.P.	:
TSSP ADJACENT OPPORTUNITIES PARTNERS, L.P.	:
TSSP ADJACENT OPPORTUNITIES PARTNERS (A), L.P.	:
TPG PARTNERS VI, L.P.	:
TPG FOF VI-A, L.P.	:
TPG FOF VI-B, L.P.	:
TPG OPPORTUNITIES ADVISERS, LLC	:
TPG OPPORTUNITIES II MANAGEMENT, LLC	:
TPG OPPORTUNITIES III MANAGEMENT, LLC	:
TSSP ADJACENT OPPORTUNITIES MANAGEMENT, LLC	:
TPG CAPITAL ADVISORS, LLC	:
TPG VI MANAGEMENT, LLC	:
	:
301 Commerce Street, Suite 3300	:
Fort Worth, Texas 76102	:
	:
(812-13980)	:
	:

ORDER UNDER SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND
RULE 17d-1 UNDER THE ACT

TPG Specialty Lending, Inc. (the "Company"); TSL Advisers, LLC; TPG Opportunities Partners
II (A), L.P., TPG Opportunities Partners II (B), L.P., TPG Opportunities Partners II (C), L.P.,
TPG Opportunities Partners III (A), L.P., TPG Opportunities Partners III (B), L.P., TPG
Opportunities Partners III (C), L.P., Super TAO MA, L.P., TSSP Adjacent Opportunities
Partners, L.P., TSSP Adjacent Opportunities Partners (A), L.P., TPG Partners VI, L.P., TPG
FOF VI-A, L.P., and TPG FOF VI-B, L.P., TPG Opportunities Advisers, LLC, TPG
Opportunities II Management, LLC, TPG Opportunities III Management, LLC, TSSP Adjacent

Opportunities Management, LLC, TPG Capital Advisors, LLC, and TPG VI Management, LLC filed an application on November 23, 2011, and amendments to the application on April 23, 2013, September 17, 2013, January 23, 2014, May 6, 2014 and September 11, 2014, requesting an order under section 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by section 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit a business development company to co-invest in portfolio companies with affiliated investment funds.

On November 18, 2014, a notice of the filing of the application was issued (Investment Company Act Release No. 31338). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Company in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under section 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by TPG Specialty Lending, Inc., et al. (File No. 812-13980) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary